TUPPER JONSSON  & YEADON

BARRISTERS & SOLICITORS

AN ASSOCIATION OF LAWYERS AND LAW CORPORATIONS

CARL R. JONSSON* LEE S. TUPPER* GLENN R. YEADON* PAMELA JOE DAVID A. AUSTIN * denotes a Personal Law Corporation	1710 - 1177 WEST HASTINGS STREET VANCOUVER, B.C., CANADA V6E 2L3 Tel: (604) 683-9262 Fax: (604) 681-0139 E-mail: jonsson@securitieslaw.bc.ca
REPLY ATTENTION OF: Carl R. Jonsson Direct Tel: (604) 640-6357 OUR FILE: 153-1

March 16, 2011

United States Securities and Exchange Commission

Washington, DC  20549

USA

By fax to:  (202) 772-9368

Attention:

Mr. Karl Hiller

Dear Mr. Hiller:

Re:

Caledonia Mining Corporation (“Caledonia”)

Amendment No. 2 to Form 20-F for fiscal year ended December 31, 2009

Filed June 23, 2010

Your File:  000-13345

As a result of the various letters that we have exchanged with you we have completed the preparation, for filing, of Amendment No. 2 of the Company’s 2009 20-F Annual Report.

We are filing this letter and Amendment No. 2 on EDGAR.  We are today couriering to you hard copies of the new version - clean and blacklined.

Yours truly,

TUPPER JONSSON & YEADON

“Carl R. Jonsson”

Per:

Carl R. Jonsson

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